UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(D)(4)
of the Securities Exchange Act of 1934

WILD OATS MARKETS, INC.
(Name of Subject Company)

WILD OATS MARKETS, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(including associated Preferred Stock purchase rights)
(Title of Class of Securities)

96808B107
(CUSIP Number of Class of Securities)

Freya R. Brier
Senior Vice President, General Counsel and Corporate Secretary
1821 30th Street
Boulder, Colorado 80301
(303) 440-5220
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a joint press release issued by Wild Oats Markets, Inc. and Whole Foods Market, Inc. on February 21, 2006 announcing the proposed tender offer and merger.
Whole Foods Market and Wild Oats Markets Announce Merger
to Create Stronger Natural and Organic Foods Retailer
Better Positioned to Compete in Today’s Dynamic Food Retailing Environment
February 21, 2007. Whole Foods Market, Inc. (NASDAQ: WFMI) and Wild Oats Markets (NASDAQ: OATS) have today announced they have signed a definitive merger agreement under which Whole Foods Market will acquire Wild Oats Markets’ outstanding common stock in a cash tender offer of $18.50 per share, or approximately $565 million based on fully diluted shares. Whole Foods Market will also assume Wild Oats Markets’ existing net debt totaling approximately $106 million as reported on September 30, 2006.
Transaction Highlights:
°	Whole Foods Market offers $18.50 per share in cash, a 23% premium to the one-month average closing price

°	Transaction enterprise value, including debt, is expected to be approximately $700 million

°	Transaction to be funded at closing with $700 million of senior term loans; in conjunction with the transaction, Whole Foods Market also intends to upsize its long-term senior revolving credit facility to $250 million

°	All of Whole Foods Market’s 11 operating regions will gain stores, with three of its smallest regions gaining critical mass, and Whole Foods Market will gain immediate entry into a significant number of new markets

°	Whole Foods Market expects to recognize significant synergies through G&A cost reductions, greater purchasing power, increased utilization of support facilities and new team member talent.
With annual sales of approximately $1.2 billion, Wild Oats Markets is one of the leading natural and organic foods retailers in North America. Wild Oats was founded in Boulder, Colorado in 1987 and listed on the NASDAQ National Market in 1996. The Company currently operates 110 stores in 24 states and British Columbia, Canada under four banners: Wild Oats Marketplace (nationwide), Henry’s Farmers Market (Southern California), Sun Harvest (Texas), and Capers Community Market (British Columbia).
“Wild Oats Markets and Whole Foods Market have both had a large and positive impact on the natural and organic foods movement throughout the United States, helping lead the industry to nationwide acceptance and to becoming one of the fastest growing segments in food retailing today,” said John Mackey, chairman, chief executive officer, and co-founder of Whole Foods Market. “Our companies have similar missions and core values, and we believe the synergies gained from this combination will create long-term value for our customers, vendors and shareholders as well as exciting opportunities for our new and existing team members.”
“The growth opportunity in this category has led to increased competition from many players, most of whom are not dedicated natural and organic foods supermarkets, but are considerably larger than we are,” said Mr. Mackey. “We have made 18 retail acquisitions in our history, many of which were platform acquisitions from which we have been able to accelerate our growth geographically. Wild Oats Markets will be our largest acquisition and is a great geographical fit as all of our 11 operating regions will gain stores and three of our smallest regions — our Pacific Northwest, Rocky Mountain and Florida regions — will gain critical mass. We will also gain immediate access into a significant number of new markets.”
“We consider the integration of acquisitions to be a core competency and have found it generally takes up to two years to transition to our decentralized operations and implement our incentive programs. We expect this acquisition to be similar and that over time we will recognize significant synergies through G&A cost reductions, greater purchasing power and increased utilization of facilities. We are particularly excited to gain many talented team members who will provide valuable support in reaching our growth goal of $12 billion in sales in 2010. Our company continues to evolve at a rapid pace,” Mr. Mackey continued. “We have always benefited through learning from past acquisitions and believe this merger will result in a company that is much stronger and better-positioned for the future.”
“As the natural and organic foods industry continues to receive attention from larger conventional players, the timing for our two companies to join forces could not be better,” said Gregory Mays, Chairman and CEO of Wild Oats Markets. “We believe this strategy is in the best interest of our stakeholders, and our board of directors has unanimously recommended that Wild Oats Markets’ stockholders tender their shares in this offer.”
Whole Foods Market will be evaluating each banner as well as each store to see how it fits into its overall brand and real estate strategy. Wild Oats Markets has been rationalizing its store base over the last several years to shed underperforming stores, but some additional store closures are expected as well as the relocation of some stores that overlap with stores Whole Foods Market currently has in development. Whole Foods Market expects to make significant investments in remodeling stores before eventually re-branding them as Whole Foods Market stores.
Whole Foods Market has agreed in the merger agreement to commence a tender offer on February 27, 2007 for all of Wild Oats Markets’ outstanding common stock. The tender offer is conditioned upon at least a majority of the outstanding Wild Oats Markets’ shares being tendered, as well as customary regulatory and other closing conditions. Wild Oats Markets’ board of directors has unanimously recommended that Wild Oats Markets’ stockholders tender their shares in the offer. The Yucaipa Companies, Wild Oats Markets’ largest shareholder with approximately 18% ownership, has committed to tendering its shares. Approval of the transaction by Whole Foods Market shareholders is not required. The tender offer will expire within 30 days, subject to extension and to the receipt of customary regulatory approvals. Whole Foods Market currently expects to close the transaction in April.
RBC Capital Markets is acting as financial advisor to Whole Foods Market in connection with the acquisition and has rendered a fairness opinion to its board of directors. RBC Capital Markets is also serving as dealer manager for the proposed tender offer. RBC Capital Markets and JPMorgan will co-lead the debt financing, and JPMorgan, as administrative agent for the senior credit facility, will assist Whole Foods Market in seeking an amendment to upsize the credit facility. Citigroup Corporate and Investment Banking is acting as financial advisor to Wild Oats Markets.
In a separate release today, Whole Foods Market announced its first quarter financial results. The Company will host a conference call today to discuss these announcements at 4:00 p.m. CT. The dial in number is 1-800-896-8445 and the conference ID is “Whole Foods.” A simultaneous audio webcast will be available at www.wholefoodsmarket.com.
For further information, please contact:
Whole Foods Market
Investor Contact — Cindy McCann, 512.542.0204
Media Contact — Kate Lowery, 512.542.0390
Wild Oats Markets
Investor and Media Contact — Krista Coleman, 303.396.6979
Media Contact — Paul Raab, 303.815.5115

About Whole Foods Market:
Founded in 1980 in Austin, Texas, Whole Foods Market® is a Fortune 500 company and the largest natural and organic foods retailer. The Company had sales of $5.6 billion in fiscal year 2006 and currently has 191 stores in the United States, Canada and the United Kingdom.
About Wild Oats Markets:
Wild Oats Markets, Inc. is a nationwide chain of natural and organic foods markets in the U.S. and Canada. With approximately $1.2 billion in annual sales, the Company currently operates 110 natural foods stores in 24 states and British Columbia, Canada. The Company’s markets include: Wild Oats Marketplace, Henry’s Farmers Market, Sun Harvest and Capers Community Markets.
Legal statements
The tender offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Wild Oats Markets. At the time the tender offer is commenced, Whole Foods Market, Inc. and one of its subsidiaries intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Wild Oats Markets intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents will contain important information about the tender offer that should be read carefully before any decision is made with respect to the tender offer. These materials will be made available to the shareholders of Wild Oats Markets at no expense to them. In addition, such materials (and all other documents filed with the SEC) will be available at no charge at http://www.wildoats.com, http://wholefoodsmarket.com and on the SEC’s website at http://www.sec.gov.
This communication is being made in respect of the proposed merger transaction involving Wild Oats Markets, Inc. and Whole Foods Market, Inc. In connection with the proposed transaction, Wild Oats Markets will be filing a proxy statement and relevant documents concerning the transaction with the SEC. Stockholders of Wild Oats Markets are encouraged to read the proxy statement and any other relevant documents filed with the SEC when they become available because they will contain important information. These materials will be made available to the shareholders of Wild Oats Markets at no expense to them. In addition, such materials (and all other documents filed with the SEC) will be available at no charge at http://www.wildoats.com, http://wholefoodsmarket.com and on the SEC’s website at http://www.sec.gov.
Forward-looking statement
The following constitutes a “Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995. Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, which could cause our actual results to differ materially from those described in the forward looking statements. These risks include but are not limited to general business conditions, the timely development and opening of new stores, the impact of competition, and other risks detailed from time to time in the SEC reports of Whole Foods Market and Wild Oats Markets, including Whole Foods Markets’ report on Form 10-K for the fiscal year ended September 24, 2006 and Wild Oats Markets’ report on Form 10-K for the year ended December 31, 2005. Neither Whole Foods Market nor Wild Oats Markets undertakes any obligation to update forward-looking statements.
In addition to those risks, there are risks and uncertainties associated with the tender offer made by Whole Foods Market, Inc. for Wild Oats Markets’ common stock. Those risks include risks that the transaction will not be consummated on the terms or timeline first announced. Further information concerning those risks will be included in Whole Foods Market’s filings with the Securities and Exchange Commission in response to the tender offer.